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                              Amended and Restated
                                     FORM 5
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   FORM 5
__ Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations     __ Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act (the "Act")
    of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

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
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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                                             (Check all applicable)
                                                                            X   Director                    __  10% Owner
Hartman       Gregory    J.        Essex Property Trust, Inc.               __  Officer (give title below)  __ Other (specify below)

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(Last)        (First)   (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                         X  Form Filed by One Reporting Person
                                                  (Voluntary)             December 1996       Form Filed by More than One Reporting
                                                                                              Person
777 California Avenue
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

Palo Alto,      CA          94304                                          December 1996
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(City)         (State)       (Zip)         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at end      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year     (Instr. 4)
                                                                                       (Instr. 3 and 4
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                                                           Amount  (A) or (D)  Price
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

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)



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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/     8)       or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties           5)      cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and4)                at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
                                             -----------------------------------------
                                              (A)    (D)   Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
                                             -----------------------------------------
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8.75%          $21.875    (1)(2)      3(1)    400,000      6/20/97  None  Com-  410,087   $21.875               I(2)        (2)
Convertible    per                                                        mon             per
Preferred      share                                                      Stock,          share
Stock, Series                                                             par
1996A                                                                     value
                                                                          $0.0001
                                                                          per
                                                                          share
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8.75%          $21.875    (1)(2)      3(1)    400,000      9/20/97  None  Com-  410,087   $21.875               I(2)        (2)
Convertible    per                                                        mon             per
Preferred      share                                                      Stock,          share
Stock, Series                                                             par
1996A                                                                     value
                                                                          $0.0001
                                                                          per
                                                                          share
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8.75%          $21.875    (1)(2)      3(1)    400,000     12/20/97  None  Com-  410,087   $21.875               I(2)        (2)
Convertible    per                                                        mon             per
Preferred      share                                                      Stock,          share
Stock, Series                                                             par
1996A                                                                     value
                                                                          $0.0001
                                                                          per
                                                                          share
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8.75%          $21.875    (1)(2)      3(1)    400,000      3/20/98  None  Com-  410,087   $21.875               I(2)        (2)
Convertible    per                                                        mon             per
Preferred      share                                                      Stock,          share
Stock, Series                                                             par
1996A                                                                     value
                                                                          $0.0001
                                                                          per
                                                                          share
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Explanation of Responses:

(1) The reporting person became a director of Essex Property Trust, Inc. on July 1, 1996.

(2) The 8.75% Convertible Preferred Stock, Series 1996A was acquired directly by Westbrook Real Estate Fund I, L.P. ("WREF I") and Westbrook Real Estate
     Co-Investment Partnership I, L.P. ("WRECIP I") on July 1, 1996. The sole general partner of each of WREF I and WRECIP I is Westbrook Real Estate
     Partners Management I, L.L.C. ("WREM"). The sole managing member of WREM is
     Westbrook Real Estate Partners, L.L.C. ("WREP"). The reporting person is a managing member of WREP. The reporting person states that this filing on Form 5 shall not be deemed an admission that he is, for purposes of Section
     16 of the Act or otherwise,  the beneficial owner of the 8.75%  Convertible
     Preferred Stock, Series 1996A.


** Intentional misstatements or omissions of                /s/ Gregory J. Hartman                           april 13, 1998
   facts constitute Federal Criminal               --------------------------------------------       ------------------------------
   Violations                                            ** Signature of Reporting Person                         Date
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one
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         see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information  contained
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